COUNTRYSIDE
POWER INCOME FUND
www.countrysidepowerfund.com

07020384

RECEIVED
2007 JAN 17 A 11:

January 10, 2007

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Re: Countryside Power Income Fund, Reference: 82-34969

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following documents which are required to be filed promptly with the Securities and Exchange Commission:

1. Form 1 Submission – Change in Issued and Outstanding Securities (Countryside Power Income Fund)
2. Form 1 Submission – Change in Issued and Outstanding Securities (Countryside Canada Power Inc.)

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

Sincerely,

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

PROCESSED
JAN 1 9 2007
THOMSON FINANCIAL

cc: Allen Rothman
Vice President and General Counsel
Countryside Ventures LLC

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Canada Power Inc.
Symbol :	CSD.DB.U
Reporting Period:	12/01/2006 - 12/31/2006

Summary

Issued & Outstanding Opening Balance :	441,610	As at :	12/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	441,610		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	01/10/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	12/01/2006 - 12/31/2006

Summary

Issued & Outstanding Opening Balance :	20,812,097	As at :	12/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	20,812,097		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	01/10/2007